P.O. Box 2385
Beverly Hills, CA  90213
Phone: 310-358-9017
Fax: 310-358-9015
www.saloncity.com

November 14, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

ATTN:     Amanda McManus, Branch Chief - Legal

Re:       Salon City, Inc.
Amendment 3 to Form 10-SB
Filed October 25, 2007
File Number:  000-52729

Gentlemen:

Thank you for your comment letter dated November 8, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 3 to Form 10-SB/A (the “Form 10-SB/A”) of Salon City, Inc. (“Salon City”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Distribution Agreement

1.
Please reconcile your disclosure in the third paragraph under this heading that your agreement with Kable Distribution Services provides Kable with an exclusive territory including Puerto Rico and U.S. military bases overseas with your disclosure in the preceding paragraph that you have granted Time/Warner Retail a territory that also includes Puerto Rico and domestic military bases.

Response 1:
The following note was added to the Distribution Agreement section in order to explain the overlap of territory including Puerto Rico and U.S. military bases overseas in the agreements with Time/Warner Retail and Kable:

Time/Warner Retail originally was to have the rights to distribute our magazine internationally, including Puerto Rico and foreign U.S. military bases; however, they were unable to acquire a company for international distribution so they voluntarily released their rights, allowing us to seek another international distributor. Time/Warner Retail chose not to amend our agreement with regard to the two specific areas.  Both companies are aware that there are two overlapping territories and neither company objects.

Publishing

2.
We note your response to prior comment 6 and reissue.  We are unable to agree that the article you supplied supports your assertion that it is an “industry standard” to assume that there are 5 or more readers for each magazine issue distributed.  For example, the table you reference does not anywhere indicate that readership should be determined using a multiple of 5, although various other numbers are included in the table.  In addition, it is unclear from the article you provided whether this is a view taken only by the Magazine Publishers of America or whether it is commonplace for magazine publishers to apply this multiple to estimate readership.  In addition, the article does not indicate that either its authors or Conde Nast considers the results indicative of an industry standard.  If adequate support is not available, please revise your estimates regarding annual readership rates based on actual circulation, and make corresponding changes throughout.

Response 2:	The text of this section was revised to delete the references to annual readership and to show only approximate annual circulation based on number of copies printed per issue.

Financial Statements and Exhibits

3.	Please update your financial statements through September 30, 2007.

Response 3:	As requested, our current amendment to Form 10-SB includes our financial statements for the period ended September 30, 2007.

Revenue Recognition

4.
As previously requested, please tell us the amount of March 31, 2007 accounts receivable that have been subsequently collected in cash.  For each account that was subsequently collected in cash, tell us the date it was collected.  For each account that was not subsequently collected in cash, explain to us both the reason why it was not subsequently collected in cash and the reason why the initial revenue recognition was appropriate.  Correspondingly, tell us the date the amount was written off to bad debt expense.  In addition, explain to us the reason for the increase in accounts receivable from $69,775 at December 31, 2006 to $139,230 at March 31, 2007.  We believe all of the requested information is necessary, in part, given the significance of accounts receivable at March 31, 2007 relative to the first quarter’s revenue.  In this regard, we note that there were approximately 124 days’ sales outstanding in accounts receivable as of March 31, 2007.  Based on our analysis, it speared that you were having significant problems collecting accounts receivable, which may be indicative of, among other things, revenue recognition issues and unrecorded bad debt expense.  Even though your first quarter financial statements are no longer in the registration statement, we believe the significance of the potential problem is large enough to continue our inquiry.

Response 4:	All of the information regarding the amount of March 31, 2007 accounts receivable requested in comment #4 above is as follows:

1.	March 31, 2007 receivables collected in cash

Hair Extensions       = $ 3,500 (May 8) plus $1,833 (June 30)

Farouk Systems       = $15,282 (May 16) plus $15,282 (May 22)

Great Lengths          = $ 5,094 (May 8)

Helen of Troy          = $ 3,500 (July 24)

OPI Inc.                  = $ 3,500 (July 3)

Performance            = $ 1,695 (May 25)

Sexy Hair                 = $ 5,094 (May 14)

DePasquale              = $ 3,000 (Sep 18)

2.	March 31, 2007 receivables not collected and discuss revenue recognition

Creative Hair        = $ 1,500 unsuccessful collection

Giantto                  = $12,000 unsuccessful collection

Adamsphere          = $ 3,000 unsuccessful collection

Babi Int’l               = $ 2,254 unsuccessful collection

Euschen Labs        = $ 7,500 unsuccessful collection

IBBS Show           = $33,088 unsuccessful collection

      TZ Case               = $ 1,100 unsuccessful collection

Revenue recognition is appropriate as the balance of $139,230 referenced in comment #4 was reported before recognition of a $35,792 increase in the allowance for bad debts that resulted from analysis of the accounts receivable as part of the company’s annual audit. The actual balance of $100,491 was reflective of expected collections at the time the March 31, 2007 financial statements were prepared.

3.	Date the amount was written off to bad debt expense

See discussion in point 2 above regarding recognition of allowance for bad debts.

4.	Reason for increase in accounts receivable from December 31, 2006

December 31, 2006 accounts receivable was $105,067 before recognition of December 31, 2006 increase in allowance for bad debt of $32,292. The balance referenced in comment #4 ($69,775) was after this increase in the allowance.

The comparative balances, therefore, are $105,067 and $100,491 when the increase in the allowance is included in both balances and not just the December 31, 2006 balance.  This comparison is believed to reflect appropriate change related to the activity of the entity.

5.	Please provide us a copy of the typical agreement that you have with your advertisers.

Response 5:	Pursuant to your request, copies of our typical agreements with advertisers have been provided with the courtesy copies of our current amendment to Form 10-SB sent to the Staff by overnight courier.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Steven G. Casciola
Steven G. Casciola
CEO